April 2, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Link

Re:	ACP Holdings Acquisition Corp. (the “Company”)
Registration Statement on Form S-1, As Amended
File No. 333-294120

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 31, 2026, in which we, Roth Capital Partners, LLC, as representatives of the underwriters of the offering (“Representative”), joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for April 1, 2026, at 4:30 p.m., Eastern time, or as soon thereafter as practicable (the “March 31 Letter”). The Company is no longer requesting that such Registration Statement be declared effective at 4:30 p.m. Eastern Time on April 1, 2026 and we hereby formally withdraw our request for acceleration of the effective date as pursuant to the March 31 Letter.

However, pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Representative hereby joins the request of the Company dated April 2, 2026 that the effective date of the above-captioned Registration Statement, as amended, be accelerated so as to permit it to become effective at 5:15 p.m. Eastern Time on April 6, 2026, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through April 2, 2026, distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the preliminary prospectus dated March 30, 2026, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for assistance in this matter.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	Co-Chief Executive Officer and
Head of Investment Banking